FORM 27

MATERIAL CHANGE REPORT

UNDER SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

1.

Reporting Issuer:

State the full name and address of the principal office in Canada of the reporting issuer:

International Utility Structures Inc.

Suite 1800, 777 8th Avenue S.W.

Calgary, Alberta T2P 3R5

2.

Date of Material Change:

August 29, 2003

3.

News Release:

State the date and place or places of the news release that was issued pursuant to section 146(1) of the Securities Act.

August 29, 2003, Canada Newswire

4.

Summary of Material Change:

See Schedule A

5.

Full Description of Material Change:

See Schedule A

6.

Reliance on Section 146(2) of the Securities Act:

If the report is being filed in reliance on section 146(2) of the Securities Act, state the reasons for the non-disclosure.

N/A

7.

Omitted Information:

N/A

8.

Senior Officers:

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the senior officer may be contacted by the Executive Director.

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Name	Business Telephone Number
Robert G.J. Jack President and Chief Executive Officer	(403)269-2350

9.

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

Dated at Calgary, Alberta this 29th day of August, 2003.

INTERNATIONAL UTILITY STRUCTURES INC.

Per:

“Robert G.J. Jack”

Robert G.J. Jack – President and Chief Executive Officer

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

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SCHEDULE A

INTERNATIONAL UTILITY STRUCTURES INC.
ANNOUNCES FAILURE TO CURE INTEREST PAYMENT DEFAULT

August 29, 2003 (Calgary, Alberta, Canada) (TSE: IUS) – As stated in its July 31st press release, the Company did not make the scheduled August 1, 2003 semi-annual interest payment in the aggregate amount of US $3,750,000 due on its 10.75% Senior Subordinated Notes due February 1, 2008 and its 13% Subordinated Notes due February 1, 2008.  Under the terms of the Indentures governing such notes, the failure to pay will become an Event of Default on September 1, 2003 if it is not cured by the Company by such date.  The Company will not make the interest payment by the cure date.  The Company is diligently pursuing a consensual financial restructuring process, is continuing discussions with several potential restructuring partners with the resources to provide new capital, has commenced discussions with noteholders, and expects to formulate a restructuring plan in the next 30 days.

It is the Company’s goal to complete a financial restructuring but there can be no assurance that it will be successful in achieving this goal.  The Company is carrying on business as usual and continues to provide its high level of services and products to customers and continues to pay its suppliers on a timely basis.

Robert Jack, President & CEO said:  "Our Company has two priorities at this time.  One priority is to ensure that financial issues affecting IUSI in Canada have no effect on our operating businesses.  The notes are not secured by the assets of our operating subsidiaries, Petitjean S.A.S. and IUS (Kansas) Inc., nor do such subsidiaries guarantee the Company's obligations under the notes.  An equally important priority is to complete the financial restructuring in a manner that appropriately takes into account the interests of all stakeholders."

International Utility Structures Inc. is a world leader in the manufacture and marketing of metal overhead lighting, power line, traffic and telecommunications support structures for customers in more than 100 countries.  Headquartered in Calgary, Alberta, IUSI has manufacturing, design and engineering capacity in the United States, France and Ireland.  The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

This news release contains forward-looking statements concerning IUSI’s objectives.

FOR MORE INFORMATION, PLEASE CONTACT:

Robert Jack - President & CEO or Jerry Diener – Vice President Finance & CFO

(403)269-2350 or 1-800-263-9444

Web Address: www.iusi.ca

Email: general@iusi.ca

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